Suite 1560 - 200 Burrard St. Vancouver, BC, V6C 3L6 Tel: (604) 696-3000 Fax: (604) 696-3001
Toronto Stock Exchange: G	New York Stock Exchange:GG

ALUMBRERA MINE ANNOUNCES FURTHER EXTENSION OF MINERAL RESERVES
AND PLANS TO INCREASE PRODUCTION

Vancouver, British Columbia: August 10, 2005 - Goldcorp Inc. (TSX: G; NYSE: GG) is pleased to announce that Mineral Reserves at Alumbrera have increased by more than 10%, and US$15.5 million (Goldcorp share - US$6 million) will be spent on an expansion of the concentrator at the mine.

The expansion, which is projected to increase mill throughput by 8% to 40 million tonnes per annum, is scheduled for commissioning in December 2006 and should result in an increase in production levels.

Alumbrera has recently confirmed 40 million tonnes of additional Mineral Reserves from its on-going ore delineation drilling program, undertaken both within the existing ore envelope and from extensions at depth, plus improvements in the ultimate pit slopes design. This equates to an additional 500,000 ounces of gold (Goldcorp share - 187,000 ounces) and 375 million pounds (Goldcorp share - 141 million pounds) of contained copper over the life of the mine, and is a further increase to the 80 million tonnes of Mineral Reserves Alumbrera announced in June 2004. The mine plan has been re-optimised based on a new geological model with this additional mineralisation.

Alumbrera plans to continue with in-pit resource definition in the second half of 2005 in hopes of adding further Mineral Reserves.

Ian Telfer, President and CEO of Goldcorp, said: “We are very pleased with these developments and the Alumbrera management team’s continuing efforts to improve the operation and its productivity.”

As a consequence of the announced increase, current Mineral Reserves and Resources are (on a 100% basis, of which Goldcorp owns 37.5%):

Mineral Reserves*

Proved	370 Mt @0.47%Cu & 0.52 gpt Au
Probable	24 Mt @0.42%Cu & 0.43 gpt Au
Total	390 Mt @0.47%Cu & 0.51 gpt Au

Mineral Resources*

Measured	390 Mt @0.47%Cu & 0.51 gpt Au
Indicated	28 Mt @0.42%Cu & 0.43 gpt Au
Total	420 Mt @0.47%Cu & 0.50 gpt Au
* The information in this press release which relates to Mineral Resources and Ore Reserves is based on information compiled by Mr Luis Rivera who is a member of the Australasian Institute of Mining and Metallurgy. Mr Rivera is a full-time employee of Minera Alumbrera Limited. Mr Rivera has sufficient experience which is relevant to the style of mineralization and type of deposit under consideration and the activity which he is undertaking to qualify as a Competent Person as defined in the ‘Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves’. Mr Rivera consents to the inclusion in the press release of the matters based on his information in the form and context in which it appears.

For further information, please contact:
Julia Hasiwar
Director, Investor Relations
Goldcorp Inc.
1560-200 Burrard Street, Vancouver, BC, V6C 3L6
Telephone: 604-696-3011, Fax: (604) 696-3001
Email: info@goldcorp.com, Website: www.goldcorp.com